Exhibit 99.5

QUIPT HOME MEDICAL REPORTS THIRD QUARTER FISCAL 2024 FINANCIAL RESULTS

Cincinnati, Ohio – August 14, 2024 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT; TSX: QIPT), a U.S.-based home medical equipment provider, focused on end-to-end respiratory care, today announced its third quarter fiscal 2024 financial results and operational highlights. These results pertain to the three and nine months ended June 30, 2024, and are reported in United States dollars ("$", "dollars" and "US$") and have been rounded to the nearest hundred thousand.

Quipt will host its Earnings Conference Call on Thursday, August 15, 2024, at 10:00 a.m. (ET). The dial-in number is 1 (844) 763 8274 or 1 (647) 484 8814. The live audio webcast can be found on the investor section of the Company’s website through the following link: www.quipthomemedical.com.

Financial Highlights:

•	Revenue for Q3 2024 was $64.0 million compared to $60.3 million for Q3 2023, representing a 6.1% increase in revenue year-over-year. Organic growth contributed approximately $1.7 million, or 3% year-over-year.

o	The Company saw improved sequential revenue performance as compared to the sequential 2.1% revenue decline experienced in Q2 2024, with flat sequential organic revenue growth seen in Q3 2024. For the nine months ended June 30, 2024, the Company has absorbed the revenue impact from the expiration of the Medicare 75/25[1] blended rate as of January 1, 2024. The Medicare 75/25 blended rate had been providing rate relief in certain geographies. Additionally, the Company faced the impact of the Change Healthcare cyber-attack[2] as it related to eligibility determination for patients. Moreover, in certain regions, the Company experienced the withdrawal of Medicare Advantage members due to the capitated agreement engaged on with other providers in the industry[3].

•	Revenues for the nine months ended June 30, 2024, increased to $193.3 million, representing an increase of 21.4% from the same period in 2023. Organic growth contributed approximately $8.1 million or 5%.

•	Recurring Revenue[4] for Q3 2024 continued to be strong, representing 82% of total revenue, driven by overall growth in new equipment set-ups.

•	Adjusted EBITDA[4] for Q3 2024 was $14.2 million, or 22.3% of revenues, compared to Adjusted EBITDA for Q3 2023 of $13.9 million or 23.0% of revenues, representing a 2.7% increase year-over-year.

•	Adjusted EBITDA was $44.5 million for the nine months ended June 30, 2024, a 23.7% increase from the same period in 2023. This represents 23.0% of revenue for the nine months ended June 30, 2024, an increase from 22.6% of revenue for the same period in 2023.

•	Net income (loss) for Q3 2024 was $(1.7) million, or ($0.04) per diluted share, as compared to $(1.0) million, or $(0.03) per diluted share for the same period in 2023.

•	Cash flow from operations was $28.6 million for the nine months ended June 30, 2024, compared to $27.3 million for the same period in 2023.

•	For Q3 2024, as a percentage of revenue, bad debt expense increased to 5.0% from 4.0% in Q3 2023 due to the direct and indirect effects of the Change Healthcare cybersecurity incident resulting in a diversion from normal collection efforts.

1https://www.vgm.com/services/government-relations/understanding-the-7525-blended-rate-and-why-we-need-legislative-action-/#:~:text=Origins%20of%20the%2075/25%20Blended%20Rate&text=This%20legislative%20action%20was%20designed,up%20to%20the%20CARES%20Act

2 https://www.unitedhealthgroup.com/ns/changehealthcare.html

3 https://press.humana.com/news/news-details/2023/Humana-to-Partner-with-Two-National-Durable-Medical-Equipment-Organizations/default.aspx#gsc.tab=0

4 Non-IFRS financial measure or ratio. See “Non-IFRS Financial Measures”.

•	The Company reported cash on hand of $14.4 million as of June 30, 2024, compared to $14.6 million as of March 31, 2024. The Company has seen daily cash collections normalize in the wake of the Change Healthcare cyber-attack and continues to diligently work through the remaining backlog of claims.

•	The Company had total credit availability of $38.1 million as of June 30, 2024, with $17.1 million available on its revolving credit facility and $21 million available pursuant to its delayed-draw term loan facility.

•	The Company maintains a conservative balance sheet with a Net Debt to Adjusted EBITDA Leverage Ratio[4] of 1.5x.

Operational Highlights:

•	The Company served 270,087 unique patients in the nine months ended June 30, 2024 compared to 239,146 in the nine months ended 2023, an increase of 12.9%.

•	Compared to 547,038 unique set-ups/deliveries in the nine months ended June 30, 2023, the Company completed 641,786 unique set-ups/deliveries in the nine months ended June 30, 2024, an increase of 17.3%. This includes 120,118 respiratory resupply set-ups/deliveries in Q3 2024, compared to 108,391 in Q3 2023, an increase of 10.8%, which the Company credits to its continued use of technology and centralized intake processes.

•	The Company continues to experience steady demand trends and referral patterns for respiratory equipment, including CPAPs, BiPAPs, oxygen concentrators, ventilators, as well as the CPAP resupply and other supplies business.

•	The Company has approximately 350,000 unique active patients that were served at least once in the last twelve months, approximately 45,000 referring physicians, and approximately 135 locations.

Management Commentary:

“We are very proud of the progress made during the fiscal third quarter in mitigating the ongoing challenges we faced. Strength in our sleep resupply program and overall volume growth across our product mix helped us improve on our sequential revenue performance as compared to fiscal Q2. In real time, we are building momentum towards a return to historical organic growth levels. The operational team worked diligently to produce a consistent Adjusted EBITDA Margin4 of 22.3%, and we are expecting to see consistent margin performance for the remainder of the calendar year. As we continue to experience steady growth in our resupply program, and favorable referral patterns in real time, as well as working to navigate past the Change Healthcare cyber-attack, our robust balance sheet positions us exceptionally well to allocate capital flexibly. Given the improving acquisition environment, we are focused on identifying synergistic acquisition candidates that meet our stringent criteria and utilizing our Normal Course Issuer Bid (NCIB) opportunistically. Moreover, the recent acquisition of a larger peer in our industry underscores the significant valuation gap we have in the marketplace compared to our fundamentals. Furthermore, we anticipate a potential dislocation in the marketplace based on historical developments when large M&A takes place, and, if applicable, we are confident in our ability to pick up market share. On a go-forward basis, we will remain extremely disciplined, continuing to execute our strategic growth initiatives to drive organic growth, and economically build scale in attractive markets. This strategic approach not only strengthens our market position, but also highlights our commitment to creating long-term value for our shareholders,” said CEO and Chairman Gregory Crawford.

“Our focus on driving long-term organic growth, through our growing sales force, cross-selling of product categories and driving market penetration in continuum markets, positions us well for opportunities. With our disciplined approach to capital management, we are well-positioned to capitalize on synergistic acquisition opportunities and enhance our go-to-market strategy. Our performance demonstrates our ability to navigate the challenges faced in the first half of the year and leverage our strengths to deliver consistent results. As we move forward, we remain committed to investing in areas that drive sustainable growth and reinforce our market leadership focused on clinical respiratory care within the durable medical equipment ecosystem. Our operations are structured to allow us to effectively add revenue without the need to materially increase our cost structure which will be key in driving margin improvement as we execute on our strategy for expansion, and we are very confident in our ability to drive future growth.” said CFO Hardik Mehta

The Company's full financial statements and related management's discussion and analysis for the three and nine months ended June 30, 2024 are available under the Company's profile on SEDAR+ (www.sedarplus.com) and posted on the Company's web site at https://quipthomemedical.com/financials.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: the Company anticipating a return to historical organic growth levels; the Company expecting to see consistent margin performance for the remainder of the calendar year; the Company potentially completing acquisitions; the Company utilizing its NCIB; the Company anticipating a potential dislocation in the marketplace based on historical developments and being confident in its ability to pick up market share; the Company adding revenue without the need to materially increase our cost structure; and the Company driving future growth; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identifying, negotiating and completing additional acquisitions; operating and other financial metrics maintaining their current trajectories, the Company not being impacted by any further external and unique events like the Medicare 75/25 rate cut and the Change Healthcare cybersecurity incident for the remainder of the calendar year; and the Company not being subject to a material change to it cost structure. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; legal proceedings and litigation, including as it relates to the civil investigative demand (“CID”) received from the Department of Justice and related subpoena from the U.S. Securities and Exchange Commission; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

There can be no assurance that any of the acquisitions by the Company will be completed and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Non-IFRS Measures

This press release refers to “Recurring Revenue”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Net Debt to Adjusted EBITDA Leverage Ratio”, which are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Recurring Revenue for Q3 is calculated as rentals of medical equipment of $26.7 million plus sales of respiratory resupplies of $25.8 million for a total of $52.5 million, divided by total revenues of $64.0 million, or 82%.

Adjusted EBITDA is calculated as net income (loss), and adding back depreciation and amortization, interest expense, net, provision (benefit) for income taxes, stock-based compensation, professional fees related to civil investigative demand, acquisition-related costs, share of loss of equity method investment, and loss (gain) on foreign currency transactions. The following table shows our non-IFRS measure, Adjusted EBITDA, reconciled to our net income (loss) for the following indicated periods (in $millions):

	Three	Three	Nine	Nine
	months	months	months	months
	ended June	ended June	ended June	ended June
	30, 2024	30, 2023	30, 2024	30, 2023
Net loss	$(1.7)	$(1.0)	$(3.7)	$(1.5)
Add back:
Depreciation and amortization	12.4	11.7	36.8	28.1
Interest expense, net	1.9	2.0	5.7	4.7
Provision (benefit) for income taxes	—	(0.3)	0.5	0.0
Stock-based compensation	0.5	2.0	2.2	3.9
Professional fees related to CID	0.7	—	2.2	—
Acquisition-related costs	0.2	(0.0)	0.4	1.2
Share of loss in equity method investment	0.1	—	0.2	—
Loss (gain) on foreign currency transactions	0.1	(0.5)	0.2	(0.4)
Adjusted EBITDA	$14.2	$13.9	$44.5	$36.0

Adjusted EBITDA Margin for Q3 2024 is calculated as Adjusted EBITDA of $14.2 million divided by revenue of $64.0 million, or 22.3%.

Net Debt to Adjusted EBITDA Leverage Ratio is calculated as Net Debt, divided by (Adjusted EBITDA for Q3 times four), and is reconciled as follows (in $millions):

As of and for
the three months
ended June 30,
2024
Senior credit facility, principal	$66.7
Equipment loans	13.4
Lease liabilities	19.4
Cash	(14.4)
Net Debt	85.1
Adjusted EBITDA for Q3 times four	$57.0
Net Debt to Adjusted EBITDA Leverage Ratio	1.5x

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com